

INVESTOR OVERVIEW



YEARLY SUMMARY

	2019	2020	2021	2022	2023
Gross Revenue	358,914	819,095	4,122,056	10,933,334	21,866,669
Less: Trade Spend	(55,369)	(198,752)	(905,451)	(2,424,005)	(3,936,000)
Net Revenue	303,545	620,343	3,216,604	8,509,329	17,930,668
COGS	333,268	462,509	2,057,732	4,519,103	7,653,334
Gross Profit	(29,722)	157,834	1,158,873	3,990,226	10,277,334
Gross Margin	-10%	25%	36%	47%	57%
Expenses:					
G&A	249,531	338,670	368,217	447,206	717,227
Payroll	440,962	521,254	693,486	824,056	1,793,067
Sales & Marketing	297,727	758,841	1,387,722	3,344,959	5,020,587
Total Operating Expenses	988,220	1,618,765	2,449,425	4,616,221	7,530,881
Net Profit / Loss	(1,017,942)	(1,460,930)	(1,290,553)	(625,995)	2,746,454
Cash	275,604	(1,121,202)	(2,594,528)	(2,417,425)	329,029
Trade Spend of GM	-15%	-24%	-22%	-22%	-18%
Product Margins	7%	44%	50%	59%	65%
Revenue Growth %		128%	403%	165%	100%
Number of Stores	398	755	2669	4366	7789
Average Turns	1.3	2.85	4.18	6.12	7.54

*These are forward-looking figures that cannot be guaranteed.

SMÁRI™

Petaluma, CA
smarikaffi.com

ABOUT SMÁRI:

Smári, Inc. was founded by native Icelander, Smári Ásmundsson. He decided to combine his passion for food, his business education, and his Icelandic heritage to introduce the first organic Icelandic yogurt to the U.S. market.

Still focused on protein delivery, Smári then set his sights on the RTD beverage category. Like many other parents, he's always pressed for time. Coffee and a yogurt is his go-to breakfast – providing caffeine to kickstart the day and protein to keep it going. Smári Kaffi was inspired by this combination.

MARKET OPPORTUNITY:

The $15.1 billion coffee category is projected to grow 22.7% through 2024 largely thanks to the trendsetting RTD (ready-to-drink) coffee segment. Innovation in the RTD coffee segment has contributed to its strong growth. In fact, RTD coffee continues to drive the category as the fastest growing segment, growing 31% in the last two years.

FUNDRAISING GOAL:

Seeking $1M convertible note to fund growth, with a close date of 4/15/20.

CONTACT:

Smári Ásmundsson
smari@smariorganics.com
707.303.5780



KAFFI ICELANDIC PROTEIN COFFEE

OUR PRODUCTS:



KETO!

NO rBST **NO** Soy **NO** Artificial sweeteners or colorings **NO** Antibiotics **NO** Hormones **NO** Preservatives **NO** Carrageenan **NO** High fructose corn syrup

NET REVENUE:



PRODUCT ATTRIBUTES:

• Only 1-8g sugar per bottle
• High protein — 10g/Bottle
• High caffeine — 1.5+ cups of coffee equivalent
• Only 2g net carbs (in Keto Latte)
• Emerging, fast-growing category
• New addition to RTD coffee sets
• All natural and delicious
• Ready to drink
• Unique Icelandic protein coffee

While it's not scientifically proven to restore bravery, we think it certainly doesn't hurt.

LAUNCH HIGHLIGHTS:

Achieved placement in 398 stores within 6 months of launch.

NATURAL/SPECIALTY:








CONVENTIONAL:



OUR LAWYERS MAKE US DO THIS...

Not an Offer to Purchase or Sell Securities. This presentation does not constitute an offer to sell or a solicitation of an offer to buy any security and may not be relied upon in connection with the purchase or sale of any security.

Projections. Any projections contained in this presentation are based on a number of estimates and assumptions by the Company, including among others, estimates of and assumptions relating to costs, timing regarding production or distribution, size of the markets, inventory carrying costs, and related reserves/ costs. These estimates and assumptions are inherently uncertain and are subject to numerous business, industry, market, competitive, and financial risks which are outside of the Company's control. There can be no assurance that the assumptions made in connection with the projections will prove accurate, and actual results may differ materially. The inclusion of projections herein should not be regarded as an indication that the Company considers the projections to be a reliable prediction of future events and the projections should not be relied upon as such.

No Representation of Accuracy. Neither the Company nor any of its employees or representatives has made or makes any representation or warranty, express or implied, to any person regarding the projections or any other matter contained herein and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are later shown to be in error. For the sake of clarity, only those limited representations or warranties which are made in a final definitive written agreement regarding any transaction, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect; for the sake of clarity, a term sheet, letter of intent, or other form of preliminary agreement is not a definitive written agreement. The Company has no and undertakes no obligation to update any data or projections contained herein. The Company does not own any protected intellectual property or a registered brand.

Reliance on Own Investigation. In making an investment decision, investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. Any securities have not been qualified, authorized, or in any way approved or passed on by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

Consult Professional Advisors. Prospective investors should not construe the contents of this document as legal, tax, or financial advice. Each prospective investor should consult his/her/its own professional advisors as to the legal, tax, financial, or other matters relevant to the suitability of an investment in securities for such investor.